The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

FILE NO. 82.4524

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
[redacted]021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

07023951

:CO /S&B/SKT/2007/ 1205 Date: 12-05-2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31st MARCH, 2007

SUPPL

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/1175 dated the May 12, 2007 addressed to Bombay Stock Exchange Ltd., Mumbai, alongwith a copy of audited working results of the Bank for the year ended the 31st March 2007.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAY 17 2007
WASH. D.C. 210 SECTION

6/11

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

FILE NO. 82.4524

NO:CO /S&B/SKT/2007/1175 12-05-2007

Dear Sir,

<u>LISTING AGREEMENT</u>
<u>AUDITED WORKING RESULTS OF STATE BANK OF INDIA</u>
<u>FOR THE YEAR ENDED 31ST MARCH, 2007</u>

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of the audited working results of the Bank for year ended the 31st March, 2007, taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

SEC MAIL PROCESSING
RECEIVED
MAY 17 2007
WASH. D.C. 210 SECTION

शे. एवं बां.
SHARES & BONDS
CORPORATE CENTRE

*हिंदी में पत्राचार का हम स्वागत करते हैं * कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

Annexure

STATE BANK OF INDIA

Central Office. Mumbai - 400 001.

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2007

Segment-wise Revenue. Results and Capital Employed

Part A : Primary Segments

Rs. in crores

Business Segments	Banking Operations		Treasury Operations		Elimination		Total	
Particulars	Year ended 31.03.2007	Year ended 31.03.2006	Year ended 31.03.2007	Year ended 31.03.2006	Year ended 31.03.2007	Year ended 31.03.2006	Year ended 31.03.2007	Year ended 31.03.2006
Revenue	44472.16	35265.88	11464.20	17436.77	10739.92	11474.69	45196.44	41227.96
Result	8706.06	6042.34	117.73	-1991.32			8823.79	4051.02
Unallocated income/(expenses) (net)							-1233.98	1918.65
Operating Profit							7589.81	5969.67
Income Tax							3048.50	2499.48
Extraordinery Profit / Loss		936.48						936.48
Net Profit							4541.31	4406.67
OTHER INFORMATION								
Segment Assets	428911.94	219714.80	206373.26	382211.31	71259.28	110480.29	564025.92	491445.82
Unallocated Assets							2539.32	2583.13
Total Assets							566565.24	494028.95
Segment Liabilities	401013.33	216599.31	202973.32	357682.71	86738.82	108709.24	517247.83	465413.38
Unallocated Liabilities							18018.85	812.08
Total Liabilities							535266.68	466225.46

Part B : Secondary Segments

Rs. in crores

Geographic Segments	Domestic Operations		Foreign Operations		Total	
Particulars	Year ended 31.03.2007	Year ended 31.03.2006	Year ended 31.03.2007	Year ended 31.03.2006	Year ended 31.03.2007	Year ended 31.03.2006
Revenue	41451.12	40726.40	3809.15	2688.37	45260.27	43414.77
Assets	513812.16	450482.65	52753.08	43546.30	566565.24	494028.95

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31st MARCH 2007

Rs. in crores

	Particulars	Nine month ended 31.12.2006	Quarter ended		Year ended		Consolidated Year Ended	
			31.03.2007	31.03.2006	31.03.2007	31.03.2006	31.03.2007	31.03.2006
1	Interest Earned (a)+(b)+(c)+(d)	27949.56	11541.46	8509.08	39491.03	35979.57	57237.76	49707.48
	(a) Interest/discount on advances/bills	17782.61	7056.56	4758.73	24839.18	17696.30	36832.81	25899.27
	(b) Income on Investments	8647.73	2845.26	3316.37	11492.99	13977.53	16826.11	19313.62
	(c) Interest on balances with RBI and other interbank funds	1092.58	1627.03	281.25	2719.61	2121.73	3122.94	2079.53
	(d) Others	426.64	12.61	152.73	439.25	2184.01	455.90	2415.06
2	Other Income	5007.39	2894.30	2677.02	5769.25	7435.20	11139.07	11127.44
	(A) TOTAL INCOME (1+2)	32956.95	14435.76	11186.10	45260.28	43414.77	68376.83	60834.92
3	Interest Expended	16215.49	7221.33	4954.51	23436.82	20390.44	33982.75	27871.74
4	Operating Expenses (e) + (f)	8577.49	3246.02	2954.42	11823.52	11725.10	20001.78	17601.30
	(e) Payments to and provisions for employees	5908.71	2023.88	1924.17	7932.58	8123.04	10597.46	10763.80
	(f) Other Operating Expenses	2668.78	1222.14	1030.25	3890.94	3602.06	9404.32	6837.50
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	24792.98	10467.35	7908.93	35260.34	32115.54	53984.53	45473.04
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	8163.97	3968.41	3277.17	9999.94	11299.23	14392.30	15361.88
	(D) Provisions and Contingenecies	3129.49	1412.59	1339.14	2409.64	4393.08	3614.93	6470.82
	--- of which provisions for Non-performing assets	698.26	731.23	3.63	1429.50	147.81	1775.89	414.06
	(E) Provision for Taxes	1986.36	1062.63	1084.74	3048.99	2499.48	4157.57	3229.57
	-- of which provisions for Fringe Benefit Tax (FBT)	35.00	88.50	427.00	88.50	458.00	124.76	620.30
	(F) NET PROFIT (C - D - E)	3048.12	1493.19	853.29	4541.31	4406.67	6619.80	5661.49
	(G) NET PROFIT AFTER MINORITY INTEREST	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	6364.38	5529.92
5	Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30	526.30	526.30
6	Reserves excluding revaluation reserves	26824.39	30503.66	26824.39	30503.66	26824.39	41691.86	36323.79
7	Analytical Ratios							
	(i) Percentage of shares held by Govt.of India	nil	nil	nil	nil	nil	nil	nil
	(ii) Capital Adequacy Ratio	11.86%	12.34%	11.88%	12.34%	11.88%	12.36%	12.55%
	(iii) Earnings Per Share (in Rs.)	57.92 (not annualised)	28.37 (not annualised)	16.21 (not annualised)	86.29	83.73	120.93	105.07
	(iv) (a) Amount of gross non-performing assets	9902.85	9998.22	9628.14	9998.22	9628.14	[redacted]	[redacted]
	(b) Amount of net non-performing assets	4487.16	5257.72	4911.41	5257.72	4911.41	[redacted]	[redacted]
	(c) % of gross NPAs	3.15%	2.92%	3.61%	2.92%	3.61%	[redacted]	[redacted]
	(d) % of net NPAs	1.45%	1.56%	1.88%	1.56%	1.88%	[redacted]	[redacted]
	(v) Return on Assets (Annualised)	0.78%	1.03%	0.69%	0.84%	0.89%	[redacted]	[redacted]
8	Shareholding pattern						[redacted]	[redacted]
	a) Reserve Bank of India ..... No. of shares	314338700	314338700	314338700	314338700	314338700	[redacted]	[redacted]
	..... % of shareholding	59.73%	59.73%	59.73%	59.73%	59.73%	[redacted]	[redacted]
	b) Others ..... No. of shares	211959678	211959678	211959678	211959678	211959678	[redacted]	[redacted]
	..... % of shareholding	40.27%	40.27%	40.27%	40.27%	40.27%	[redacted]	[redacted]

1. The Central Board have declared a dividend of Rs.14 per share for the year ended 31st March 2007.
2. During the year, the Bank has changed the segmental pricing methodology, which was necessitated for presenting more meaningful segment results. The financial effect of the change on the segmental results can not be reasonably determined. However, this change does not have any impact on the financials of the Bank.
3. The Bank had hitherto been following a policy of amortization of premium in respect of securities held in the "Held to Maturity" (HTM) category by an adjustment to the account head "Provision and Contingencies". From the current financial year and in accordance with RBI directive dated 20th April 2007, the Bank has charged the amortisation amount as well as marked to market losses on transfer of securities from "Available for Sale" (AFS) to HTM category by an adjustment to the account head Other Income : "Profit on Revaluation of Investme as a deduction. As a result of this change in accounting policy, the book value of the securities is reduced by Rs. 6357.06 crores being the amortisation and marked to market losses on intercategory transfer of Rs. 1677.51 crores for the current year and Rs. 4679.55 crores for the previous year. However, there is no impact on the Net Profit for the year.
4. The Bank accounts for the interest on Income Tax refund on determination of interest by taxation authorities. Such interest is credited to Profit and Loss account on such determination. Any subsequent withdrawal of interest is being charged to Profit and Loss account. However, during earlier years, interest of Rs. 264.76 crores withdrawn by taxation authorities, was debited to the "Tax paid in advance". This has been rectified during the year to fall in line with the rational of opinion expressed by Expert Advisory Committee of the Institute of Chartered Accountants of India in similar instance.
5. Number of Investors Complaints received and disposed of during the quarter ended 31st March, 2007 : (i) Pending at the beginning of the quarter 102. (ii) Received during the quarter 10 (iii) Disposed of during the quarter 1016. (iv) Lying unresolved at the end of the quarter 93.
6. The figures of previous periods have been regrouped, wherever necessary, to correspond to current periods' classification.

The above results have been taken on record by the Central Board of the Bank on the 12th May 2007.

Kolkata
Date : 12th May, 2007

YOGESH AGARWAL
Managing Director & Group Executive
(National Banking)

T. S. BHATTACHARYA
Managing Director & Group Executive
(Corporate Banking)

O. P. BHATT
Chairman

12/5/07

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

CO/S&B/SKT/2007/ 1164 09-05-2007

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 16
CLOSURE OF BANK'S REGISTER OF SHAREHOLDERS
PAYMENT OF DIVIDEND FOR THE ACCOUNTING YEAR ENDED ON 31st MARCH, 2007

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/1150 dated the May 09, 2007 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 17 2007
WASH, D.C.
210

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No.CO/S&B/SKT/2007/1150

Date: 09-05-2007

FILE NO. 82.4524

Dear Sir,

LISTING AGREEMENT : CLAUSE 16
CLOSURE OF BANK'S REGISTER OF SHAREHOLDERS
PAYMENT OF DIVIDEND FOR THE ACCOUNTING YEAR ENDED ON 31st MARCH, 2007

We have to advise that the Register of shareholders of our Bank will be closed for transfer of shares for payment of dividend for 2006-07, if any, from Friday, the 15th June 2007 to Monday, the 25th June 2007, both days inclusive. The relevant particulars as required are furnished in the enclosure.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. as above

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

FILE NO. 82.4524

NOTICE

STATE BANK OF INDIA,
CENTRAL OFFICE,
MUMBAI 400 021
APRIL 02, 2007

Notice is hereby given that the Register of Shareholders of the State Bank of India will be closed for transfer of shares for payment of dividend for 2006-2007, if any, from Friday, the 15th June 2007 to Monday, 25th June 2007 both days inclusive.

(O.P.BHATT)
CHAIRMAN

SHARES & BONDS

END